UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 22, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Force Protection, Inc.

File No. 001-33253- CF#22629

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Force Protection, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on September 15, 2008.

Based on representations by Force Protection, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.57	through December 18, 2012
Exhibit 10.65	through February 22, 2013
Exhibit 10.78	through May 19, 2013
Exhibit 10.79	through May 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel